UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.  )*

SYSCO CORPORATION
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

871829107
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,061,438
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,061,438
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,061,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2015 (the “Form 10-Q”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,061,438
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,061,438
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,061,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,061,438
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,061,438
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,061,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,061,438
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,061,438
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,061,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,061,438
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,061,438
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,061,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%*
14	TYPE OF REPORTING PERSON OO
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 372,314
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 372,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,770,526
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,770,526
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,770,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.97%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,196,725
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,196,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,196,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.05%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 571,202
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 571,202
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 27-4180625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,300,080
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,300,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.56%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Co-Investment Fund-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 36-4728074
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 649,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 649,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-N, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 80-0958490
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 900,653
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 900,653
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 45-4929803
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,479,143
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,479,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,479,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.25%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-D, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1108184
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 708,886
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 708,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Partners Fund (Sub)-G, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 90-1035117
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 221,605
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 221,605
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,605
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%*
14	TYPE OF REPORTING PERSON PN
_____________
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 46-5509975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 600,414
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 600,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G III, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-2121971
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 410,990
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 410,990
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian Partners Co-Investment Opportunities Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1207836
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,807,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,807,007
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,807,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.98%*
14	TYPE OF REPORTING PERSON OO
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

1	NAME OF REPORTING PERSON Trian SPV (Sub) XI, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-4614163
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,072,393
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,072,393
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,072,393
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.53%*
14	TYPE OF REPORTING PERSON PN
_______
*Calculated based on 593,762,499 shares of Common Stock outstanding as of April 25, 2015, as reported in the Issuer’s Form     10-Q.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $1.00 per share (the “Shares”), of Sysco Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1390 Enclave Parkway, Houston, Texas 77077-2099.

Item 2. Identity and Background

The persons filing this statement are Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Master Fund (ERISA) L.P., a Cayman Islands limited partnership, (“Trian ERISA”), Trian Partners Strategic Investment Fund II, L.P., a Delaware limited partnership (“TPSIF II”), Trian Partners Strategic Investment Fund-A, L.P., a Delaware limited partnership (“Strategic Fund-A”), Trian Partners Strategic Co-Investment Fund-A, L.P., a Delaware limited partnership (“Coinvest Fund-A”), Trian Partners Strategic Investment Fund-N, L.P., a Delaware limited partnership  (“Strategic Fund-N”), Trian Partners Strategic Investment Fund-D, L.P., a Cayman Islands limited partnership (“Strategic Fund-D”), Trian Partners Fund (SUB)-G, L.P., a Delaware Limited Partnership (“Fund G”), Trian Partners Strategic Fund-G II, L.P., a Delaware limited partnership  (“Strategic Fund-G II”), Trian Partners Strategic Fund-G III, L.P., a Delaware limited partnership (“Strategic Fund-G III”), Trian Partners Co-Investment Opportunities Fund, Ltd., a Cayman Islands exempted company with limited liability (“Co-Investment Fund”), Trian SPV (Sub) XI, L.P., a Delaware limited partnership (“SPV XI”, and together with the foregoing, the “Trian Entities”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities, Trian Management, Trian Management GP and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the  “Reporting Persons” or the “Trian Group”). The principal business address and the address of the principal office of each member of the Trian Group is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore, Trian ERISA, Strategic Fund-D and Co-Investment Fund is c/o DE (Cayman) Limited, Landmark Square, West Bay Road, PO Box 775, Grand Cayman, Cayman Islands, KY1-9006.

Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II,  Strategic Fund-G III, Co-Investment Fund and SPV XI.  Trian Management GP is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities, Trian Management and Trian Management GP.

Each of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Co-Investment Fund and SPV XI is primarily engaged in the business of investing in securities. Trian Management is primarily engaged in the business of serving as a management company for the Trian Entities.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Co-Investment Fund and SPV XI and other funds, accounts and investment vehicles managed by Trian Management.  Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II and Strategic Fund-G III, Co-Investment Fund and SPV XI and other funds, accounts and investment vehicles managed by Trian Management.  Edward P. Garden’s present principal occupation or employment is serving as Chief Investment Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Co-Investment Fund and SPV XI and other funds, accounts and investment vehicles managed by Trian Management.

None of the Reporting Persons, nor any director, executive officer, general partner or controlling person of any of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration

As of 4:00 p.m., New York City time, on August 13, 2015, the aggregate purchase price of the 22,803,484 Shares (not including those Shares underlying any Options (as defined below)) purchased by Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Co-Investment Fund and SPV XI collectively was $841,989,029 (including commissions).  In addition, as of such time and date, Trian Onshore, Trian Offshore, Strategic Fund-A, Coinvest Fund-A, Co-Investment Fund and SPV XI beneficially owned, in the aggregate, an additional 19,257,954 Shares, which were acquired through a series of privately negotiated back-to-back call and put transactions with a financial institution (the “Options”) and as a result of which Trian Onshore, Trian Offshore, Strategic Fund-A, Coinvest Fund-A, Co-Investment Fund and SPV XI are each subject to the same economic gain or loss as if they had purchased the underlying Shares.  As of August 13, 2015, these Options have an aggregate strike price of $712,719,181 (See Schedule A hereto for additional detail on the Options).  As set forth in Item 5, none of the other Reporting Persons directly own any Shares or Options.  The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares and Options, the exercise of the Options or the purchase and/or exercise of any additional Options or other derivative securities related to the market price of the Shares acquired in the future is currently expected to be, the respective general working capital of the purchasers.

Item 4. Purpose of Transaction

The Trian Group acquired the Shares because it believed that the Shares, when purchased, were undervalued in the marketplace and represented an attractive investment opportunity.  The Trian Group has met and engaged in discussions with William J. Delaney, President and Chief Executive Officer of the Issuer, and Jackie M. Ward, Non-Executive Chairman of the Issuer’s Board of Directors, regarding matters relating to the Issuer and strategies that the Trian Group believes, if implemented, would enhance value for the Issuer’s shareholders, including recommendations relating to the Issuer’s operations, capital structure, capital allocation, corporate governance and Board structure and composition (including Board representation for the Reporting Persons).  The Trian Group communicated its view that despite having a number of competitive advantages, the Issuer’s operating and financial performance has underperformed relative to its potential, and that it should adopt strategic and operating initiatives to improve operating margins, enhance working capital efficiency, consider the use of prudent amounts of incremental leverage to increase the amount of capital returned to shareholders,  and take steps to better align management compensation with corporate performance. The Trian Group intends to have further discussions with members of the Board of Directors and senior management of the Issuer regarding matters relating to the Issuer, including the matters and recommendations described above and/or other matters, recommendations and suggestions that relate to the Issuer’s businesses, management, operations (including cost structure and opportunities to drive growth), assets, capital structure, capital allocation, strategic plans, corporate governance and/or Board structure and composition (including Board representation), or other matters.  In addition, the Reporting Persons may communicate with current or prospective shareholders, industry participants and other interested or relevant parties about the Issuer and some or all of the matters referred to in this Item 4.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Shares, the Issuer’s response to matters discussed with the Reporting Persons, actions taken by management and the Board of Directors of the Issuer, the Reporting Persons’ overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to the Reporting Persons, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may, from time to time and at any time, in the future purchase additional securities of the Issuer or dispose of some or all of their securities of the Issuer, in the open market or otherwise, enter into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, and/or engage in a hedging or similar transactions with respect to such holdings. The Reporting Persons may take other steps or make other recommendations intended to enhance shareholder value and/or change their intentions with respect to any of the matters referred to herein or in subsections (a)-(j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and the Issuer’s management and the Board, other shareholders of the Issuer and other interested or relevant parties.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on August 13, 2015, the Reporting Persons beneficially owned, in the aggregate, 42,061,438 Shares, representing approximately 7.08% of the Issuer’s outstanding Shares (calculated based on 593,762,499 Shares outstanding as of April 25, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2015).  Such Shares include an aggregate of 22,803,484 Shares beneficially owned by the Reporting Persons through direct ownership of the Shares representing approximately 3.84% of the Issuer’s outstanding Shares, and an additional aggregate 19,257,954  Shares underlying the Options that are held by Trian Onshore, Trian Offshore, Strategic Fund-A, Coinvest Fund-A, Co-Investment Fund and SPV XI representing approximately 3.24% of the Issuer’s outstanding Shares.

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Co-Investment Fund and SPV XI beneficially and directly owns and has sole voting power and sole dispositive power with regard to 5,770,526; 12,196,725; 571,202; 372,314; 1,479,143; 3,300,080; 649,500; 900,653; 708,886; 221,605; 600,414; 410,990; 5,807,007; and 9,072,393 Shares (including the Shares underlying the Options), respectively, except to the extent that other Reporting Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Co-Investment Fund and SPV XI (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares (including Shares underlying the Options) that Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Coinvest Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Co-Investment Fund and SPV XI directly and beneficially own.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on August 13, 2015.

(d) Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the Options referenced in Item 3 above, the Reporting Persons may from time to time enter into and dispose of additional Options or other derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions could be significant in amount.  The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, relative value of the Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Shares may be included or a combination of any of the foregoing.

Trian Partners SPV XI GP, L.P. (“Trian SPV XI GP”) is the General Partner of SPV XI pursuant to the Amended and Restated Limited Partnership Agreement of Trian SPV (Sub) XI, L.P. dated as of July 30, 2015 (the “Trian SPV XI (Sub) Partnership Agreement”). The sole Limited Partner of SPV XI is Trian SPV XI, L.P. Pursuant to the Trian SPV XI (Sub) Partnership Agreement, Trian SPV XI GP is entitled to a portion of the appreciation in the value of the Shares. The foregoing description of the Trian SPV XI (Sub) Partnership Agreement is a summary only and is qualified in its entirety by reference to the Trian SPV XI (Sub) Partnership Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Except as described herein (including, without limitation, Items 3 and 4 above, which are incorporated by reference in this Item 6 as if restated in full herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons.

2.	Amended and Restated Limited Partnership Agreement of Trian SPV (Sub) XI, L.P. dated as of July 30, 2015.

[INTENTIONALLY LEFT BLANK]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2015

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:	Trian Partners (ERISA) GP, L.P., its general partner

By:	Trian Partners (ERISA) General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC CO-INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Co-Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Co-Investment Fund-A General Partner LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-N, L.P.
By:	Trian Partners Strategic Investment Fund-N GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-N General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.
By:	Trian Partners Strategic Investment Fund II GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By:	Trian Partners Strategic Investment Fund-D GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-D General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By:	Trian Partners Investment Fund-G GP, L.P., its general partner

By:	Trian Partners Investment Fund-G General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS CO-INVESTMENT OPPORTUNITIES FUND, LTD.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

TRIAN SPV (SUB) XI, L.P.
By:	Trian Partners SPV XI GP, L.P., its general partner
By:	Trian Partners SPV XI General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Sysco Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of August 2015.

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:	Trian Partners (ERISA) GP, L.P., its general partner

By:	Trian Partners (ERISA) General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC CO-INVESTMENT FUND–A, L.P.
By:	Trian Partners Strategic Co-Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Co-Investment Fund-A General Partner LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-N, L.P.
By:	Trian Partners Strategic Investment Fund-N GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-N General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.
By:	Trian Partners Strategic Investment Fund II GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By:	Trian Partners Strategic Investment Fund-D GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-D General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By:	Trian Partners Investment Fund-G GP, L.P., its general partner

By:	Trian Partners Investment Fund-G General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS CO-INVESTMENT OPPORTUNITIES FUND, LTD.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

TRIAN SPV (SUB) XI, L.P.
By:	Trian Partners SPV XI GP, L.P., its general partner
By:	Trian Partners SPV XI General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

Schedule A

The following table sets forth all transactions with respect to the Shares affected during the past 60 days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 13, 2015.  Except as otherwise noted, all such transactions in the table were effected in the open market.  The prices set forth in the table do not include commissions.

Fund	Date	Shares	Price	Type
Trian Partners L.P.	6/15/2015	121,199	$ 36.9808	Purchase
Trian Partners L.P.	6/16/2015	42,148	$ 37.2210	Purchase
Trian Partners L.P.	6/17/2015	88,752	$ 37.1765	Purchase
Trian Partners L.P.	6/22/2015	211	$ 37.4463	Purchase
Trian Partners L.P.	6/24/2015	183,000	$ 38.6648	Purchase
Trian Partners L.P.	6/24/2015	280,800	$ 38.4619	Purchase*
Trian Partners L.P.	6/25/2015	294,800	$ 38.3412	Purchase*
Trian Partners L.P.	6/26/2015	159,069	$ 38.2514	Purchase*
Trian Partners L.P.	6/29/2015	630,993	$ 37.5940	Purchase*
Trian Partners L.P.	6/30/2015	927,713	$ 36.1876	Purchase*
Trian Partners L.P.	7/1/2015	418,540	$ 36.0098	Purchase*
Trian Partners L.P.	7/2/2015	183,324	$ 35.8882	Purchase*
Trian Partners L.P.	7/6/2015	179,654	$ 35.7293	Purchase*
Trian Partners L.P.	7/7/2015	65,551	$ 35.7442	Purchase*
Trian Partners L.P.	7/9/2015	1,484	$ 36.2153	Purchase*
Trian Partners L.P.	8/10/2015	506,612	$ 37.5593	Purchase*
Trian Partners L.P.	8/11/2015	41,771	$ 37.7342	Purchase*

Trian Partners Master Fund, L.P.	6/15/2015	288,474	$ 36.9808	Purchase*
Trian Partners Master Fund, L.P.	6/16/2015	100,319	$ 37.2210	Purchase*
Trian Partners Master Fund, L.P.	6/17/2015	211,243	$ 37.1765	Purchase*
Trian Partners Master Fund, L.P.	6/22/2015	500	$ 37.4463	Purchase*
Trian Partners Master Fund, L.P.	6/24/2015	956,853	$ 38.4619	Purchase*
Trian Partners Master Fund, L.P.	6/25/2015	705,200	$ 38.3412	Purchase*
Trian Partners Master Fund, L.P.	6/26/2015	380,514	$ 38.2514	Purchase*
Trian Partners Master Fund, L.P.	6/29/2015	1,458,228	$ 37.5940	Purchase*
Trian Partners Master Fund, L.P.	6/30/2015	2,143,952	$ 36.1876	Purchase*
Trian Partners Master Fund, L.P.	7/1/2015	79,102	$ 36.0098	Purchase*
Trian Partners Master Fund, L.P.	7/2/2015	376,217	$ 35.8882	Purchase*
Trian Partners Master Fund, L.P.	7/6/2015	528,068	$ 35.7293	Purchase*
Trian Partners Master Fund, L.P.	7/7/2015	77,856	$ 35.7442	Purchase*
Trian Partners Master Fund, L.P.	7/8/2015	134,621	$ 36.1183	Purchase*
Trian Partners Master Fund, L.P.	7/9/2015	51,910	$ 36.2153	Purchase*
Trian Partners Master Fund, L.P.	8/10/2015	1,092,841	$ 37.5593	Purchase*
Trian Partners Master Fund, L.P.	8/11/2015	90,107	$ 37.7342	Purchase*

Trian Partners Parallel Fund I, L.P.	6/15/2015	11,866	$ 36.9808	Purchase
Trian Partners Parallel Fund I, L.P.	6/16/2015	4,127	$ 37.2210	Purchase
Trian Partners Parallel Fund I, L.P.	6/17/2015	8,689	$ 37.1765	Purchase
Trian Partners Parallel Fund I, L.P.	6/22/2015	21	$ 37.4463	Purchase
Trian Partners Parallel Fund I, L.P.	6/24/2015	84,312	$ 38.6648	Purchase
Trian Partners Parallel Fund I, L.P.	6/25/2015	49,585	$ 38.3097	Purchase
Trian Partners Parallel Fund I, L.P.	6/26/2015	25,134	$ 38.3478	Purchase
Trian Partners Parallel Fund I, L.P.	6/29/2015	33,860	$ 37.5940	Purchase
Trian Partners Parallel Fund I, L.P.	6/30/2015	49,782	$ 36.1876	Purchase
Trian Partners Parallel Fund I, L.P.	7/1/2015	15,992	$ 36.0098	Purchase
Trian Partners Parallel Fund I, L.P.	7/2/2015	17,019	$ 35.8882	Purchase
Trian Partners Parallel Fund I, L.P.	7/6/2015	16,139	$ 35.7293	Purchase
Trian Partners Parallel Fund I, L.P.	7/7/2015	6,262	$ 35.7442	Purchase
Trian Partners Parallel Fund I, L.P.	8/10/2015	67,820	$ 37.5593	Purchase
Trian Partners Parallel Fund I, L.P.	8/11/2015	5,592	$ 37.7342	Purchase
Trian Partners Parallel Fund I, L.P.	8/12/2015	13,475	$ 38.3702	Purchase

Trian Partners Master Fund ERISA, L.P.	6/15/2015	8,298	$ 36.9808	Purchase
Trian Partners Master Fund ERISA, L.P.	6/16/2015	2,886	$ 37.2210	Purchase
Trian Partners Master Fund ERISA, L.P.	6/17/2015	6,076	$ 37.1765	Purchase
Trian Partners Master Fund ERISA, L.P.	6/22/2015	14	$ 37.4463	Purchase
Trian Partners Master Fund ERISA, L.P.	6/24/2015	58,612	$ 38.6648	Purchase
Trian Partners Master Fund ERISA, L.P.	6/25/2015	34,478	$ 38.3097	Purchase
Trian Partners Master Fund ERISA, L.P.	6/26/2015	17,472	$ 38.3478	Purchase
Trian Partners Master Fund ERISA, L.P.	6/29/2015	23,618	$ 37.5940	Purchase
Trian Partners Master Fund ERISA, L.P.	6/30/2015	34,725	$ 36.1876	Purchase
Trian Partners Master Fund ERISA, L.P.	7/1/2015	10,019	$ 36.0098	Purchase
Trian Partners Master Fund ERISA, L.P.	7/2/2015	11,831	$ 35.8882	Purchase
Trian Partners Master Fund ERISA, L.P.	7/6/2015	11,754	$ 35.7293	Purchase
Trian Partners Master Fund ERISA, L.P.	7/7/2015	4,171	$ 35.7442	Purchase
Trian Partners Master Fund ERISA, L.P.	7/8/2015	197	$ 36.1183	Purchase
Trian Partners Master Fund ERISA, L.P.	8/10/2015	32,412	$ 37.5593	Purchase
Trian Partners Master Fund ERISA, L.P.	8/11/2015	2,672	$ 37.7342	Purchase

Trian Partners Strategic Investment Fund II, L.P.	6/15/2015	50,861	$ 36.9808	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/16/2015	17,687	$ 37.2210	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/17/2015	37,245	$ 37.1765	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/22/2015	89	$ 37.4463	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/24/2015	159,450	$ 38.6648	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/25/2015	330,463	$ 38.3097	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/26/2015	167,475	$ 38.3478	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/29/2015	19,395	$ 37.5940	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/30/2015	6,431	$ 36.1876	Purchase

Trian Partners Strategic Investment Fund - A, L.P.	6/15/2015	70,093	$ 36.9808	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/16/2015	24,375	$ 37.2210	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/17/2015	51,328	$ 37.1765	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/22/2015	122	$ 37.4463	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/24/2015	502,608	$ 38.6648	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/25/2015	124,833	$ 38.3097	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	7/1/2015	720,112	$ 36.0098	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	7/8/2015	291,434	$ 36.1183	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	7/9/2015	108,580	$ 36.2153	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	8/11/2015	59,507	$ 37.7342	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	8/12/2015	396,119	$ 38.3702	Purchase*

Trian Partners Strategic Co-Investment Fund - A, L.P.	8/13/2015	649,500	$ 38.4468	Purchase*

Trian Partners Strategic Investment Fund - D, L.P.	6/15/2015	23,280	$ 36.9808	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/16/2015	8,096	$ 37.2210	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/17/2015	17,047	$ 37.1765	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/22/2015	33	$ 37.4463	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/24/2015	58,497	$ 38.6648	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/25/2015	38,484	$ 38.3097	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/26/2015	19,501	$ 38.3478	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	8/10/2015	130,861	$ 37.5593	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	8/11/2015	10,790	$ 37.7342	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	8/12/2015	104,107	$ 38.3702	Purchase

Trian Partners Fund-G, L.P.	6/15/2015	4,789	$ 36.9808	Purchase
Trian Partners Fund-G, L.P.	6/16/2015	1,665	$ 37.2210	Purchase
Trian Partners Fund-G, L.P.	6/17/2015	3,507	$ 37.1765	Purchase
Trian Partners Fund-G, L.P.	6/22/2015	8	$ 37.4463	Purchase
Trian Partners Fund-G, L.P.	6/24/2015	33,699	$ 38.6648	Purchase
Trian Partners Fund-G, L.P.	6/25/2015	20,452	$ 38.3097	Purchase
Trian Partners Fund-G, L.P.	6/26/2015	10,369	$ 38.3478	Purchase
Trian Partners Fund-G, L.P.	6/29/2015	13,736	$ 37.5940	Purchase
Trian Partners Fund-G, L.P.	6/30/2015	20,055	$ 36.1876	Purchase
Trian Partners Fund-G, L.P.	7/1/2015	6,235	$ 36.0098	Purchase
Trian Partners Fund-G, L.P.	7/2/2015	6,886	$ 35.8882	Purchase
Trian Partners Fund-G, L.P.	7/6/2015	13,517	$ 35.7293	Purchase
Trian Partners Fund-G, L.P.	7/8/2015	2,916	$ 36.1183	Purchase
Trian Partners Fund-G, L.P.	8/10/2015	17,006	$ 37.5593	Purchase
Trian Partners Fund-G, L.P.	8/11/2015	1,402	$ 37.7342	Purchase

Trian Partners Strategic Investment Fund-G II, L.P.	6/15/2015	17,961	$ 36.9808	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	6/16/2015	6,246	$ 37.2210	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	6/17/2015	13,153	$ 37.1765	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	6/22/2015	31	$ 37.4463	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	6/24/2015	128,793	$ 38.6648	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	6/25/2015	83,220	$ 38.3097	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	8/10/2015	72,700	$ 37.5593	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	8/11/2015	5,994	$ 37.7342	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	8/12/2015	28,629	$ 38.3702	Purchase

Trian Partners Strategic Investment Fund-G III, L.P.	6/15/2015	8,780	$ 36.9808	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/16/2015	3,053	$ 37.2210	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/17/2015	6,429	$ 37.1765	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/22/2015	15	$ 37.4463	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/24/2015	62,955	$ 38.6648	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/25/2015	40,679	$ 38.3097	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/26/2015	20,614	$ 38.3478	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/29/2015	24,535	$ 37.5940	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/30/2015	35,822	$ 36.1876	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	7/2/2015	12,747	$ 35.8882	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	7/6/2015	11,094	$ 35.7293	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	7/7/2015	5,431	$ 35.7442	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	7/8/2015	11,228	$ 36.1183	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	7/9/2015	4,183	$ 36.2153	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	8/10/2015	33,501	$ 37.5593	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	8/11/2015	2,762	$ 37.7342	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	8/12/2015	8,047	$ 38.3702	Purchase

Trian Partners Strategic Investment Fund-N, L.P.	6/15/2015	18,374	$ 36.9808	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/16/2015	6,390	$ 37.2210	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/17/2015	13,455	$ 37.1765	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/22/2015	32	$ 37.4463	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/24/2015	131,756	$ 38.6648	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/25/2015	77,806	$ 38.3097	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/26/2015	39,435	$ 38.3478	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/29/2015	55,834	$ 37.5940	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/30/2015	81,520	$ 36.1876	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	7/2/2015	26,677	$ 35.8882	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	7/6/2015	23,466	$ 35.7293	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	7/7/2015	11,258	$ 35.7442	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	7/8/2015	23,734	$ 36.1183	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	7/9/2015	8,843	$ 36.2153	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	8/10/2015	93,094	$ 37.5593	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	8/11/2015	7,676	$ 37.7342	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	8/12/2015	32,012	$ 38.3702	Purchase

Trian Partners Strategic Co-Investment Opportunities Fund, Ltd.	7/20/2015	350,000	$ 36.1894	Purchase
Trian Partners Strategic Co-Investment Opportunities Fund, Ltd.	7/21/2015	792,500	$ 36.2512	Purchase
Trian Partners Strategic Co-Investment Opportunities Fund, Ltd.	7/22/2015	887,500	$ 36.2520	Purchase
Trian Partners Strategic Co-Investment Opportunities Fund, Ltd.	7/23/2015	64,500	$ 36.1849	Purchase
Trian Partners Strategic Co-Investment Opportunities Fund, Ltd.	7/23/2015	881,151	$ 36.1805	Purchase*
Trian Partners Strategic Co-Investment Opportunities Fund, Ltd.	7/24/2015	631,000	$ 35.9967	Purchase*
Trian Partners Strategic Co-Investment Opportunities Fund, Ltd.	7/27/2015	808,356	$ 35.6995	Purchase*
Trian Partners Strategic Co-Investment Opportunities Fund, Ltd.	7/28/2015	700,000	$ 35.8490	Purchase*
Trian Partners Strategic Co-Investment Opportunities Fund, Ltd.	7/29/2015	396,000	$ 36.2012	Purchase*
Trian Partners Strategic Co-Investment Opportunities Fund, Ltd.	7/31/2015	150,718	$ 36.3993	Purchase*
Trian Partners Strategic Co-Investment Opportunities Fund, Ltd.	8/3/2015	145,282	$ 36.2589	Purchase*

Trian Partners SPV (Sub) XI, L.P.	8/4/2015	2,500,000	$ 36.2433	Purchase
Trian Partners SPV (Sub) XI, L.P.	8/5/2015	996,282	$ 36.6876	Purchase
Trian Partners SPV (Sub) XI, L.P.	8/6/2015	2,500,000	$ 36.1951	Purchase
Trian Partners SPV (Sub) XI, L.P.	8/7/2015	2,100,000	$ 36.4209	Purchase
Trian Partners SPV (Sub) XI, L.P.	8/10/2015	282,500	$ 37.1119	Purchase
Trian Partners SPV (Sub) XI, L.P.	8/12/2015	693,611	$ 38.3702	Purchase*

*On the various dates set forth above, and as more fully described below, the named persons entered into a series of privately negotiated back-to-back call and put transactions (the “Options”) with Morgan Stanley & Co. International plc  as agent (the “Counterparty”) through which they acquired beneficial ownership of an aggregate of 19,257,954 Shares and as a result of which such named persons are subject to the same economic gain or loss as if they had purchased the underlying Shares.  More specifically, these transactions represent call options pursuant to which, on or prior June 8, 2018 (the “Exercise Date”), the named person may acquire the number of Shares set forth above at the Price Per Share set forth above (the “Exercise Price”).  These call options may be exercised at any time, in whole or in part, on or prior to the Exercise Date. Simultaneously with the purchase of each call option, the named person also sold a put option to the Counterparty for the same number of Shares pursuant to which, if on the Exercise Date the call options have not been exercised by the named person and the Exercise Price is greater than the closing price of the Shares on the Exercise Date (the “Closing Price”), the Counterparty may require the named person to, at such person’s election, either (i) pay the Counterparty an amount in cash equal to the product of (a) the excess of the Exercise Price over the Closing Price and (b) the number of Shares set forth above or (ii) acquire from the Counterparty the number of Shares set forth above at the Exercise Price. As part of these transactions, each of the named persons pays the Counterparty a financing fee based on the number of days that the Options that it holds are outstanding, which fee is calculated using a monthly rate equal to USD-FFR-OPEN (as displayed on Bloomberg Screen “FEDSOPEN” <INDEX> <GO> or any successor page) plus an additional amount between 0.30% and 1.10%.  Until they are exercised, the Options do not give the Filing Persons direct or indirect voting, investment or dispositive control over the underlying Shares and do not require the Counterparty to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Reporting Persons disclaim beneficial ownership of any Shares or any other securities of the Issuer that may be, from time to time, held by the Counterparty.